BIGSTRING CORPORATION
                               File No. 333-143793

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                           MEMORANDUM SUMMARIZING SEC
                                   COMMENTS ON
           BIGSTRING CORPORATION REGISTRATION STATEMENT ON FORM SB-2,
                              FILED JUNE 15, 2007,
                              AND RESPONSES THERETO

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         Terms used herein without definition, shall have the same meaning assigned to them in the prospectus.

General
-------

1.       Comment - In responding to the comments below that seek information
         -------
         related to the convertible notes and their issuance, please also provide such information as it relates to the Series A Preferred Stock and its issuance.

         Response - We have provided the information related to the Series A
         --------
         Preferred Stock in accordance with the Staff's comment.

2.       Comment - Please provide us with the total dollar value of the
         -------
         securities underlying the convertible notes that you have registered for resale. To calculate this amount, use the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note.

         Response - We have calculated the total dollar value of the common
         --------
         stock underlying the convertible notes which we are registering for resale in accordance with the Staff's comment. The total dollar value of such common stock is $3,626,334, calculated as follows: 10,988,890 shares of common stock, which amount takes into account the number of shares issuable upon the conversion of the principal of the convertible notes (8,888,890 shares), the number of shares issuable for the payment of interest (1,600,000 shares) and the number of shares issuable for the payment of potential default interest (500,000 shares), multiplied by $0.33, the market price per share on May 1, 2007, the date of the sale of the convertible notes.

         We have calculated the total dollar value of the common stock underlying the Series A Preferred Stock which we included in the prospectus for resale in accordance with the Staff's comment. The total dollar value of such common stock is $2,920,000, calculated as follows:
         4,000,000 shares of common stock issuable upon the conversion of the Series A Preferred Stock, multiplied by $0.73, the market price per share on May 19, 2006, the date of the sale of the issuance of the Series A Preferred Stock.

3.       Comment - Please provide us with a table showing the dollar amount of
         -------
         each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction. Include any interest payments, liquidated damages, payments made to finders or placement agents, and any other payments or potential payments. Please describe the material terms of each such payment. Do not include any repayment of principal on the convertible notes.

         Further, please tell us the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

         Response - We have revised the prospectus in accordance with the
         --------
         Staff's comment to include the table regarding the payments that have been made or may be required to be made to the selling stockholders, and any of their affiliates, in connection with the convertible note transaction and the Series A Preferred Stock transaction.

         The net proceeds to BigString from the sale of the convertible notes and the total possible payments to the selling stockholders, and any of their affiliates, in the first year following the sale of the convertible notes is as follows:

         Aggregate amount received from the sale of convertible
         notes:                                                   $  1,600,000

              Less amount paid and to be paid to finder:          $    128,000
              Less amount paid to attorneys for subscribers:      $     20,000
              Less potential liquidated damages:                  $    104,000
              Less interest payment:                              $     96,000
                                                                  ------------
         Total:                                                   $  1,252,000

         The net proceeds to BigString from the sale of the Series A Preferred Stock and the total payments made to the selling stockholders, and any of their affiliates, in the first year following the sale of the Series A Preferred Stock is as follows:

         Aggregate amount received from the sale of Series A
         Preferred Stock:                                         $  2,000,000
              Less amount paid to finder:                         $    140,000
                                                                  ------------
         Total:                                                   $  1,860,000

4.       Comment - Please provide us with a tabular presentation of the total
         -------
         possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, with the following information presented separately:

         o the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

         o the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

                  - if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

                  - if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

         o the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

         o the combined market price of the total possible number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

         o the combined conversion price of the total possible number of shares underlying the convertible note, calculated by using the conversion price on the date of the sale of the convertible note and the total possible share underlying the convertible note; and

         o the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the combined conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

         If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional information in the table as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please describe these terms in the table.

         Response - We have revised the prospectus to include the tabular
         --------
         presentation requested by the Staff's comment. In addition, there are no provisions in the convertible notes that could result in a change in the conversion price upon the occurrence of certain events, other than customary anti-dilution provisions; provided, however, that each convertible note does contain a provision whereby so long as the convertible note is outstanding, should we issue any shares of common stock for a consideration less than the conversion price of the convertible note in effect at the time of such issuance, then, and thereafter successively upon each such issuance, the conversion price shall be reduced to such other lower issue price. A similar adjustment is applicable to the issuance of any security convertible into shares of common stock.

         Likewise, there are no provisions with respect to the Series A Preferred Stock that could result in a change in the conversion price upon the occurrence of certain events, other than customary anti-dilution provisions; provided, that so long as the Series A Preferred Stock is outstanding, should we issue any shares of common stock or other stock, options, warrants, purchase rights or other securities convertible into common stock, for a consideration less than the conversion price of the Series A Preferred Stock in effect at the time of such issuance, and such issuance is not a permitted issuance as defined in the Certificate of Designations applicable to the Series A Preferred Stock, then, and thereafter successively upon each such issuance, the conversion price shall be reduced based upon a formula contained in the Certificate of Designations applicable to the Series A Preferred Stock.

5.       Comment - Please provide us with a tabular presentation of the total
         -------
         possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issue that are held by the selling shareholders or any affiliates of the selling shareholders, with the following information presented separately:

         o market price per share of the underlying securities on the date of the sale of that other security;

         o the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

                  - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

                  - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

         o the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

         o the combined market price of the total possible number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

         o the combined conversion price of the total possible number of shares underlying that other security, calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

         o the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the combined conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

         Response - We have revised the prospectus to include the tabular
         --------
         presentation requested by the Staff's comment.

6.       Comment - Please provide us with a table showing:
         -------

         o the gross proceeds paid or payable to the issuer in the convertible note transaction;

         o all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 2;

         o        the resulting net proceeds to the issuer; and

         o the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments 3 and 4.

         Further, please tell us - as a percentage - the total amount of all possible payments as provided in response to comment 2 and the total possible discount to the market price of the shares underlying the convertible note as provided in response to comment 3, divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

         Response - We have revised the prospectus to include the table
         --------
         requested by the Staff's comment. For purposes of providing the information required by the second bullet point, we referred to our response to Comment 4; for purposes of providing the information required by the fourth bullet point, we referred to our responses to Comments 4 and 5, respectively; for purposes of calculating the above requested percentage, we referred to our responses to Comments 3 and 4, respectively.

         Convertible Note Transaction Percentage Calculation:

              Total possible payments                                   965,286
              Total possible discount                                 1,767,800
              Adjustment for interest (1)                              (288,000)
                                                                     ----------
                     Total                                            2,445,086

                     Net proceeds to BigString                        1,348,000

                     Possible payments and discount to net proceeds         181%

         (1) Interest has been accounted for in the total possible discount per Comment 4, and, as such, an adjustment for interest has been made.

         Series A Preferred Stock Percentage Calculation:

               Total possible payments                                 140,000
               Total possible discount                                 920,000
                                                                    ----------
                      Total                                          1,060,000

                      Net proceeds to Issuer                         1,860,000

                      Possible payments and discount to net proceeds        57%

7.       Comment - Please provide us with a table showing all prior securities
         -------
         transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons). Provide the following information separately for each transaction:

         o        the date of the transaction;

         o the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

         o the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

         o the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

         o the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

         o the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

         o the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

         Response -
         ----------

         The following table provides information with respect to all prior securities transactions between BigString and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship with respect to such transactions:

------------------------------------------------------------------------------------------------------------------------------
                                                                                          Market
                                    No. of                                 Percentage    Price Per
                                    Shares       No. of     No. of Shares   of Shares      Share
                                 Outstanding     Shares       Issued or     Issued or   Immediately   Current
                    Date of the    Prior to    Outstanding   Issuable in   Issuable in    Prior to     Market
                    Transaction      the      Prior to the       the           the          the      Price Per
  Name of Selling  with Selling  Transaction   Transaction   Transaction   Transaction  Transaction    Share
    Stockholder     Stockholder      (#)          (#)(1)         (#)          (%)(2)        ($)        ($)(3)       Class
------------------------------------------------------------------------------------------------------------------------------
Marc W. Dutton       7/11/2006    46,770,125   33,775,125      100,000          0.3%        $ 0.32     $  0.25  Common (4)
                    ----------------------------------------------------------------------------------------------------------
                     4/15/2005    42,305,000   13,495,000       40,000          0.3%           (5)     $  0.25  Common
------------------------------------------------------------------------------------------------------------------------------
                      6/3/2004    21,346,000   12,616,000       80,000          0.6%           (5)     $  0.25  Common
------------------------------------------------------------------------------------------------------------------------------
                    10/10/2003            --           --      530,000          (6)            (5)     $  0.25  Common
------------------------------------------------------------------------------------------------------------------------------
Darin M. Myman       7/16/2004    21,724,000   12,914,000    4,000,000         31.0%           (5)     $  0.25  Common
                    ----------------------------------------------------------------------------------------------------------
                    10/10/2003            --           --    5,000,000          (6)            (5)     $  0.25  Common
------------------------------------------------------------------------------------------------------------------------------
Alfred Panteleone   10/10/2003            --           --    8,000,000          (6)            (5)     $  0.25  Common
------------------------------------------------------------------------------------------------------------------------------
Lee Rosenberg        7/11/2006    46,770,125   33,775,125      100,000          0.3%        $ 0.32     $  0.25  Common (4)
                    ----------------------------------------------------------------------------------------------------------
                     4/15/2005    42,305,000   13,495,000       40,000          0.3%           (5)     $  0.25  Common
------------------------------------------------------------------------------------------------------------------------------
                    10/10/2003            --           --    1,000,000          (6)            (5)     $  0.25  Common
------------------------------------------------------------------------------------------------------------------------------
Todd M. Ross         7/11/2006    46,770,125   33,775,125      100,000          0.3%        $ 0.32     $  0.25  Common (4)
                    ----------------------------------------------------------------------------------------------------------
                     7/20/2005    43,322,000   14,432,000      125,000          0.9%           (5)     $  0.25  Common
                    ----------------------------------------------------------------------------------------------------------
                    10/10/2003            --           --    1,500,000          (6)            (5)     $  0.25  Common
------------------------------------------------------------------------------------------------------------------------------
Shefts Family LP     8/10/2005    49,645,125   20,630,125      625,000          3.0%           (5)     $  0.25  Common
------------------------------------------------------------------------------------------------------------------------------
Shefts Associates,   9/23/2005    52,770,125   39,130,125    2,443,545          6.2%           (5)     $  0.25  Common (7)
Inc.
------------------------------------------------------------------------------------------------------------------------------
Frank Vallone       12/20/2006    46,770,125   33,775,125      100,000          0.3%        $ 0.70     $  0.25  Common
------------------------------------------------------------------------------------------------------------------------------
CEOcast, Inc.         5/1/2007    47,267,125   34,272,125      140,000          0.4%        $ 0.37     $  0.25  Common
------------------------------------------------------------------------------------------------------------------------------
Robb Knie            5/19/2006    54,020,125   39,305,125      750,000          1.9%        $ 0.68     $  0.25  Common
------------------------------------------------------------------------------------------------------------------------------
Lifeline              5/2/2006    52,770,125   23,755,125    1,700,000          7.2%        $ 0.86     $  0.25  Common (8)
Industries, Inc.
------------------------------------------------------------------------------------------------------------------------------
Tudor                5/19/2006            --           --      278,800          (9)           (10)        (10)  Preferred (11)
Proprietary         ----------------------------------------------------------------------------------------------------------
Trading, LLC         5/19/2006    54,020,125   41,005,125       69,700          0.2%        $ 0.68     $  0.25  Common (7)
------------------------------------------------------------------------------------------------------------------------------
The Tudor BVI        5/19/2006            --           --      517,770          (9)           (10)        (10)  Preferred (11)
Global Portfolio    ----------------------------------------------------------------------------------------------------------
Ltd.                 5/19/2006    54,020,125   41,005,125      129,442          0.3%        $ 0.68     $  0.25  Common (7)
------------------------------------------------------------------------------------------------------------------------------

                                       7

------------------------------------------------------------------------------------------------------------------------------
                                                                                          Market
                                    No. of                                 Percentage    Price Per
                                    Shares       No. of     No. of Shares   of Shares      Share
                                 Outstanding     Shares       Issued or     Issued or   Immediately   Current
                    Date of the    Prior to    Outstanding   Issuable in   Issuable in    Prior to     Market
                    Transaction      the      Prior to the       the           the          the      Price Per
  Name of Selling  with Selling  Transaction   Transaction   Transaction   Transaction  Transaction    Share
    Stockholder     Stockholder      (#)          (#)(1)         (#)          (%)(2)        ($)        ($)(3)       Class
------------------------------------------------------------------------------------------------------------------------------
Witches Rock         5/19/2006            --           --    3,203,430          (9)           (10)        (10)  Preferred (11)
Portfolio Ltd.      ----------------------------------------------------------------------------------------------------------
                     5/19/2006    54,020,125   41,005,125      800,858          2.0%        $ 0.68     $  0.25  Common (7)
------------------------------------------------------------------------------------------------------------------------------
Alpha Capital         5/1/2007    47,267,125   34,272,125    4,388,890 (12)    12.8%        $ 0.68     $  0.25  Common (13)
Anstalt
------------------------------------------------------------------------------------------------------------------------------
Chestnut Ridge        5/1/2007    47,267,125   34,272,125    2,194,445 (12)     6.4%        $ 0.68     $  0.25  Common (13)
Partners, LP
------------------------------------------------------------------------------------------------------------------------------
Gem Funding, LLC      5/1/2007    47,267,125   34,272,125      426,666 (12)     1.2%        $ 0.68     $  0.25  Common (7)
------------------------------------------------------------------------------------------------------------------------------
Iroquois Capital      5/1/2007    47,267,125   34,272,125    2,194,445 (12)     6.4%        $ 0.68     $  0.25  Common (13)
Management
------------------------------------------------------------------------------------------------------------------------------
Penn Footwear         5/1/2007    47,267,125   34,272,125      877,778 (12)     2.6%        $ 0.68     $  0.25  Common (13)
------------------------------------------------------------------------------------------------------------------------------
Whalehaven Capital    5/1/2007    47,267,125   34,272,125    4,388,890 (12)    12.8%        $ 0.68     $  0.25  Common (13)
Fund
------------------------------------------------------------------------------------------------------------------------------

(1) Excludes shares held by the selling stockholders, affiliates of the selling stockholders and affiliates of BigString.

(2) Assumes full issuance of shares. Percentage calculated by dividing the number of shares issued or issuable in the applicable transaction by the number of shares issued and outstanding prior to such transaction and held by persons other than the selling stockholders, affiliates of the selling stockholders and affiliates of BigString.

(3)      Market price for our common stock as of July 20, 2007.

(4)      Stock option(s) for the right to purchase common stock.

(5) There was no public market for BigString's common stock until May 1, 2006.

(6) No shares of common stock outstanding prior to this original issuance of common stock.

(7)      Warrant(s) to purchase shares of common stock.

(8) Includes shares of common stock and warrants to purchase shares of common stock.

(9) No shares of Series A Preferred Stock outstanding prior to this original issuance of Series A Preferred Stock.

(10)     There is no public market for the Series A Preferred Stock.

(11)     Series A Preferred Stock is convertible into shares of common stock.

(12)     Includes payment of interest.

(13) Includes note convertible into shares of common stock and warrants to purchase common stock.

8.       Comment - Please provide us with a table comparing:
         -------

         o the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

         o the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

         o the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

         o the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

         o the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

         In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

         Response -
         ----------

         The following table provides information with respect to the selling stockholders involved in the convertible note transaction:

                                          Description                                                Value
                                          -----------                                                -----
          Number of shares of common stock outstanding prior to the convertible note
          transaction (1)                                                                          34,372,125
          Number of shares registered for resale by selling stockholders in prior
          registration statements                                                                           0
          Number of shares registered for resale by selling stockholders in prior registration statements that continue to be held by such selling
          stockholders                                                                                      0
          Number of shares sold in registered resale transactions by selling
          stockholders                                                                                      0
          Number of shares registered for resale on behalf of selling stockholders in
          current transaction                                                                      14,971,114

         (1) Excludes selling stockholders, affiliates of the selling stockholders and affiliates of BigString.

         The following table provides certain information with respect to the selling stockholders involved in the Series A Preferred Stock transaction:

                                          Description                                                Value
                                          -----------                                                -----
         Number of shares of common stock outstanding prior to the Series A Preferred
         Stock transaction (1)                                                                     41,005,125
         Number of shares registered for resale by selling stockholders in prior
         registration statements                                                                            0
         Number of Shares registered for resale by selling stockholders in prior registration statements that continue to be held by such selling
         stockholders                                                                                       0
         Number of shares sold in registered resale transactions by selling
         stockholders                                                                                       0
         Number of shares registered for resale on behalf of selling stockholders in
         current transaction                                                                        5,000,000

         (1) Excludes selling stockholders, affiliates of the selling stockholders and affiliates of BigString.

         The following table provides certain information with respect to selling stockholders not involved in the convertible note transaction or the Series A Preferred Stock transaction:

                          Aggregate Shares
                         Registered in Prior Amount of Shares   No. Shares Sold
     Name of Selling        Registration     Held at June 20,  Prior to July 20,
       Stockholder          Statement(s)           2007              2007
--------------------------------------------------------------------------------

Marc W. Dutton                   750,000            730,000            20,000

Alfred Pantaleone              8,000,000          6,319,000         1,681,000

Shefts Family LP                 625,000            175,400           449,600

Shefts Associates, Inc.        2,443,545          2,343,545           100,000

Robb Knie                        750,000              5,900           744,100

Lifeline Industries, Inc.      1,700,000          1,682,000            18,000

9.       Comment - Please provide us with the following information:
         -------

         o whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

         o whether - based on information obtained from the selling shareholders - any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

                  - the date on which each such selling shareholder entered into that short position; and

                  - the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

         Response - We have the intention, and a reasonable basis to believe
         --------
         that we will have the financial ability, to make all payments on the convertible notes based upon future revenue and additional financings. We have not determined as to whether we will make any interest payments due on the convertible notes in cash or common stock. Also, we do not anticipate at this time that we will have to pay any liquidated damages in connection with the convertible note transaction. Further, based on information obtained by us from the selling stockholders, we are not aware of any short positions in our common stock held by the selling stockholders.

10.      Comment - Please provide us with the following:
         -------

         o a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), including a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

         o copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

         If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

         Response - We have revised the prospectus in accordance with the
         --------
         Staff's comment. It is our view that that all agreements between and/or among BigString and the selling stockholders are included as exhibits to the registration statement, with the exception of the agreement between BigString and CEOCast, Inc. for advisory services which we previously deemed not to be material to BigString.

11.      Comment - Please provide us with a description of the method by which
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         you determined the number of shares you seek to register in connection with this registration statement. Please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

         Response - We are seeking to register a total of 25,926,559 shares of
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         our common stock. This amount includes: (i) 3,982,224 shares of common stock subject to currently exercisable warrants, or warrants which will be exercisable upon their issuance as described in the prospectus, with a per share exercise price of $0.30 per share; (ii) 8,888,890 shares of common stock available for issuance upon the conversion of certain convertible notes; (ii) 1,600,000 shares available for issuance as payment of interest which may be accrued annually during the term of the convertible notes; (iii) 500,000 shares of common stock available for issuance as payment of accrued default interest, if any, under the convertible notes; (iv) 1,196,707 shares of common stock subject to a currently exercisable warrant with a per share exercise price of $0.16, and 1,146,838 shares of common stock subject to a currently exercisable warrant with a per share exercise price of $0.20; (v) 6,837,900 shares of common stock, including 1,450,000 shares of common stock subject to currently exercisable warrants, and 4,000,000 shares of common stock available for issuance upon the conversion of 400,000 shares of Series A Preferred Stock, which were previously registered pursuant to the Registration Statement on Form SB-2 (Registration No. 333-135837), declared effective by the Securities and Exchange Commission on August 4, 2006; and (vi) 1,774,000 shares of common stock held by various selling stockholders. Please note that the original number of shares registered in the fee table also included 6,000 shares of common stock registered pursuant to the Registration Statement on Form SB-2 (Registration No. 333-135837) which shares were sold by the holder thereof subsequent to the filing of the Form SB-2 to which this memorandum relates. We have revised the fee table and the prospectus accordingly.

12.      Comment - With respect to the shares to be offered for resale by each
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         selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

         Response - We have revised the prospectus in accordance with the
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         Staff's comment.


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